September 10, 2014

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Ruairi Regan

Re:	Golden Queen Mining Co. Ltd.
Registration Statement on Form S-3
File No. 333-198285

Ladies and Gentlemen:

         On behalf of Golden Queen Mining Co. Ltd., a British Columbia corporation (“Golden Queen”), we hereby respectfully request that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (SEC File No. 333-198285) and to permit said Registration Statement to become effective at 5:00 p.m. on September 12, 2014, or as soon thereafter as practicable.

         Golden Queen hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you should have any questions regarding this acceleration request, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Kenneth G. Sam at 303-629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ H. Lutz Klingmann

H. Lutz Klingmann
President and Chief Executive Officer